Exhibit 12.2

PBF ENERGY COMPANY LLC

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the periods presented (amounts in thousands).

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income from continuing operations	$540,462	$344,686	$261,840	$51,350	$239,033
add:
Fixed Charges	213,085	211,136	161,572	133,168	117,706

Adjusted Earnings	$753,547	$555,822	$423,412	$184,518	$356,739

Fixed Charges:
Interest Expense (includes capitalized interest)	169,559	166,905	113,909	100,361	93,607
Amortization of debt discount and expense	8,489	9,550	9,588	7,828	6,479
Estimate of interest within rental expense	42,193	43,133	41,604	32,496	23,292

Fixed Charges	$220,241	$219,588	$165,101	$140,685	$123,378

Ratio of Earnings to Fixed Charges (a)	3.4x	2.5x	2.6x	1.3x	2.9x

Coverage deficiency	—	—	—	—	—

(a)	For purposes of determining the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and fixed charges (excluding interest capitalized during the period). Fixed charges consist of interest expense (including interest capitalized during the period), amortization of debt discount and deferred financing costs and the portion of rental expense that is representative of the interest factor in these rentals.